Form 51-102F3

Material Change Report

1.

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender Street

Vancouver, British Columbia

V6C 2T8

2.

Date of Material Change

June 19, 2006

3.

News Release

A news release respecting this material change was disseminated on June 19, 2006 via CCN Matthews.  A copy of the news release is attached.

4.

Summary of Material Change

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) announced that it has signed an agreement (the “Forbes-Fayrefield Agreement”) with Fayrefield Foods Limited (“Fayrefield”) of Crewe, UK, to establish a new UK company for the purpose of expanding distribution of finished products containing Forbes’ cholesterol-lowering ingredient, Reducol™.  The new company, Forbes-Fayrefield Limited (“FFL”), will distribute finished products containing Reducol™ directly to retail customers.

5.

Full Description of Material Change

Please see attached news release.

The business of FFL shall, unless and until otherwise determined under the Forbes-Fayrefield Agreement, be confined to broadening the distribution of finished products containing Forbes proprietary ingredients sold directly to retail customers (private label, own brand and branded) in the Territory with a view to providing category-based competitive alternatives to existing branded products for consumers seeking healthier food choices and all other activities reasonably related thereto.  “Territory” is defined as all member states, as of the date of the Forbes-Fayrefield Agreement, of the European Union but expressly excluding as regards the United Kingdom and Ireland the right to sell yoghurt, yoghurt drinks, margarine, milk and milk-based products and any products covered by Fayrefield’s Heartfelt brand name to certain customers of Fayrefield which right shall remain the exclusive preserve of Fayrefield and excluding also the right to sell into Scandinavia or the Baltic States save through Scanvit Oy.

Pursuant to the terms of the Forbes-Fayrefield Agreement, Forbes will have an initial 51% interest in FFL for an initial investment of £10,200 and Fayrefield will have the remaining 49% initial interest for an initial investment of £9,800, with additional finance for the business of FFL to be provided thereafter by loans from FFL’s bankers.

Notwithstanding the parties’ ownership interests in FFL, the Board of Directors of FFL shall consist of an equal number of nominees of Forbes and of Fayrefield, all decisions of the Board must be unanimous, and certain major decisions concerning FFL must be made with the agreement of both parties, all as more specifically set forth in the Forbes-Fayrefield Agreement, a copy of which is being filed on SEDAR.

Disclaimer and Forward-looking statements

Forbes has relied solely on Fayrefield for the information about Fayrefield provided in this Material Change Report and accompanying News Release and Forbes disclaims any liability with respect to such information.  Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website.  This Material Change Report and accompanying News Release contain forward-looking statements regarding Forbes’  new venture with Fayrefield, the future distribution of finished products containing Reducol™, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “for the purpose of”, “will”, “opportunities”, “to reach”, “new”, “may”, “up to”, “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  Forbes’ actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including Forbes’ reliance on Fayrefield for performance; the need of FFL to secure new customers which is not assured;  uncertainty whether FFL will otherwise be successful; uncertainty regarding market acceptance and demand for products containing Reducol™; uncertainty whether the Albert Heijn products referred to in the accompanying News Release will be available as scheduled; product development risks; intellectual property risks; manufacturing risks and Forbes’ dependency on Phyto-Source LP, its manufacturer of Reducol™; product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; exchange rate fluctuations;  and Forbes’ need for future funding; any of which could cause actual results to vary materially from current results or Forbes’ anticipated future results.  See Forbes’ reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  Forbes assumes no obligation to update the information contained in this Material Change Report or accompanying News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

Further information regarding the information contained in this report may be obtained from David Goold, Chief Financial Officer, at 604-689-5899.  Mr. Goold is knowledgeable about the material change and this report.

9.

Date of Report

June 19, 2006

“A Life Sciences Company”

For Immediate Release:	June 19, 2006

Forbes Medi-Tech Strengthens Presence in Europe with Fayrefield Foods Venture

~New Venture To Expand Distribution of Reducol™-based Products in Continental Europe~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that it has signed an agreement with Fayrefield Foods Ltd. (Fayrefield) of Crewe, UK, to establish a new UK company for the purpose of expanding distribution of finished products containing Forbes’ cholesterol-lowering ingredient, Reducol™.  The new company, Forbes Fayrefield Ltd., will distribute finished products containing Reducol™ directly to retail customers. It will also provide marketing support and distribution to strengthen the relationship with retailers and help drive Reducol™-based product sales in Europe.

“With multiple product launches and new market opportunities in continental Europe, the new venture is well-positioned to reach retailers looking for healthier alternatives to existing branded products,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “The strength of Forbes’ product innovation and ongoing development combined with Fayrefield’s experience in retail chain distribution will be a tremendous asset in reaching new customers.”

Forbes signed a sales and licensing agreement with Fayrefield in November 2004 to supply Reducol™ for use in Reducol™-based products. This new venture excludes existing customers of Fayrefield in the UK market with respect to yoghurt, yoghurt drinks, margarine, milk and milk-based products and any products covered by Fayrefield’s Heartfelt brand name. Forbes Fayrefield will supply Albert Heijn with the finished products containing Reducol™ announced in Forbes’ news release dated June 15, 2006. Forbes’ interest in the new company is 51 percent.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Fayrefield Foods

Fayrefield Foods specializes in the production and marketing of dairy products and powders throughout Europe, the Middle East and North America. Since it began in 1982 the company has established a reputation for innovation and quality, and now achieves sales in excess of 230 million pounds (approximately US$425 million) per year. Additional information on Fayrefield can be found at www.fayrefield.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Fayrefield Foods for the information about Fayrefield Foods provided in this News Release and the Company disclaims any liability with respect to such information.  Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website.  This News Release contains forward-looking statements regarding the Company’s  new venture with Fayrefield Foods, the future distribution of finished products containing Reducol™, and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “for the purpose of”, “will”, “opportunities”, “to reach”, “new”, “may”, “up to”, “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the Company’s reliance on Fayrefield Foods for performance; the need of Forbes Fayrefield Ltd. to secure new customers which is not assured;  uncertainty whether Forbes Fayrefield Ltd. will otherwise be successful; uncertainty regarding market acceptance and demand for products containing Reducol™; uncertainty whether the Albert Heijn products will be available as scheduled; product development risks; intellectual property risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; exchange rate fluctuations;  and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.